Mail Stop 3561

July 11, 2007

John C. Textor, Chief Executive Officer
BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, FL 33477

      Re: **BabyUniverse, Inc.**
               Registration Statement on Form S-4
               Filed June 14, 2007
               File No. 333-143765

Dear Mr. Textor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We remind you to file with us, on the date of first use, any written communications relating to the proposed transaction that are reasonably viewed as soliciting material. See Rule 14a-12 of the proxy rules. For example, we note in this regard that you issued a press release related to the transaction on May 15, 2007. Although you filed the press release under cover of Form 8-K on May 15,

2007 and checked the box to reflect a Rule 425 filing, you did not also check the appropriate box on that form to reflect a Rule 14a-12 filing. Please be aware that any future written communications should comply fully with the language and filing requirements of Rule 14a-12.

2. Please file all required exhibits, such as the proxy card and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

Questions and Answers About the Merger, page iv

3. We note your Q&A entitled "What is required to consummate the merger?" Please revise your disclosure to indicate that BabyUniverse officers and directors, together with their affiliates, own 46% of the company and intend to vote in favor of the merger and quantify the amount of shares they own. Please also indicate that certain of those persons have entered into a voting agreement to vote in favor of the merger and indicate the amount and percentage of voting shares that are subject to the voting agreement. If the vote approving any of the matters is assured, please indicate that as well or if there is a certain number of shares needed to approve the matters in addition to the amount that is assured, please disclose this amount.

4. We note your Q&A entitled "What will eToys Direct stockholders receive in the merger?" You disclose the relative percentages that will be held by both of the parties in the combined company, however, you exclude the dilutive effect of outstanding options to purchase eToys common stock. Considering these options will be converted into options to purchase shares of BabyUniverse stock, please revise to also disclose the relative percentages that will be held by both of the parties in the combined company taking into account such options.

Summary, page 1

Merger Consideration; Manner and Basis of Converting Shares; Fractional Shares, page 3

5. Here and elsewhere in the proxy statement, where you refer to the merger and the stock issuance proposal, specifically refer to the number of shares you seek to issue when you refer to the merger and the approval of the issuance of shares so that shareholders can appreciate the quantity of shares you plan to issue. Please also describe any contingencies that may be expected to occur in the future that may cause these amounts to change.

6. We note that you provide an example of how the conversion of eToys shares into BabyUniverse shares will occur. Please augment your discussion to provide the final number of shares to be issued to eToys shareholders based on your example. Also, rather than provide a hypothetical example, revise to disclose how many shares would be issued as of a current date, assuming the merger were to occur on that date.

7. Please also quantify the amount of cash that will be paid per fractional share.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 13

8. Revise your presentation to also include the required financial information for the latest interim period. See Article 11-02(c) of Regulation S-X.

9. Please provide footnotes to include explanations for all pro forma adjustments, or provide investors with reference information as to where the explanations to the adjustments are located in the filing. See Article 11-02(b)(6) of Regulation S-X.

Comparative Historical and Pro Forma Per Share Data, page 18

10. Please revise to present in comparative columnar format the historical and pro forma per share data of the registrant and historical and equivalent pro forma per share data of eToys Direct, Inc. for the most recent fiscal year and interim period. Please also revise your presentation of income (loss) per share to reflect continuing operations for the periods which financial data is presented to comply with Item 301 of Regulation S-K. Refer to Item 3 (f) and 3 (f)(3) of the Instructions to Form S-4.

BabyUniverse Proposal No. 1, page 55

Background of the Merger, page 55

11. Please revise to provide additional background information indicating why both eToys and BabyUniverse began considering strategic alternatives in 2006.

12. Please revise to clearly identify each person in attendance at each meeting. For example, where you state that "representatives" of eToys Direct, BabyUniverse and D.E. Shaw attended certain meetings or that the financial advisors of each party attended a meeting, please identify the individuals to whom you refer.

13. We note that both eToys and BabyUniverse had discussions with third parties. Your background disclosure should explain how those parties were identified, how the discussions proceeded and why eToys and BabyUniverse choose to

merge with each other instead of with another party. For example, you mention on page 55 that eToys Direct "continued discussions with a select group of parties," however, you do not explain how these parties initiated communications with eToys nor do you discuss the outcome of these discussions. Similarly, you indicate that on February 13, 2007, BabyUniverse "terminated its ongoing discussions with other potential merger partners," presumably the eight you refer to on page 56, however, you do not disclose how these discussions initially progressed or why they were terminated. Please revise your disclosure accordingly.

14. In your discussion of the various meetings held, you give a brief description of the meeting without addressing the substance of those discussions. Revise your discussion of those meetings to provide the reader with a greater sense of the content of those discussions. For, example:

- On November 9, 2006, each party made management presentations to one another;

- On December 21, 2006, representatives from BabyUniverse and eToys Direct held a conference call to discuss terms of a potential merger; and,

- During the period between February 1, 2007 and February 13, 2007, the term sheet was negotiated among BabyUniverse, eToys and their respective advisors.

15. Please disclose how the parties arrived at the consideration to be offered in the transaction. For example, please disclose what consideration was originally proposed on December 8, 2006 and February 1, 2007 by BabyUniverse and eToys, respectively, and how the parties arrived at the final consideration.

16. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document and, if written, filed as an exhibit. This requirement includes final and preliminary reports. Please confirm to us that you have described in detail all oral and written presentations made to the board. For example, we note the retention of Singer Lewak and the presentation they gave on March 13, 2007; please revise your disclose to summarize the information they provided regarding "their financial and tax due diligence review." In addition, you should provide for our review any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

Mutual Reasons for the Merger, page 58

17. It is important that stockholders understand why the board chose to pursue the merger. In this regard, the factors you discuss must be explained in enough detail for stockholders to understand them without using conclusory statements or listing of generalized areas of consideration. Therefore, you must ensure that each factor you cite contains adequate detail to place it in context. Please expand the factors, both favorable and potentially unfavorable, to provide a meaningful discussion of the board's consideration of each factor. Please describe in specific terms what it was about each factor that supports the board's decision. For example, elaborate upon why you believe there will be an improved potential for growth as a result of the merger. Also, please quantify the operating efficiencies and costs savings that management expects will result from the merger. This comment also applies to the reasons articulated by eToys.

Opinion of BabyUniverse's Financial Advisor, page 62

18. We note that BabyUniverse was provided with certain internal financial forecasts relating to eToys Direct. Please revise to summarize these financial forecasts or tell us why you believe that they are not required to be disclosed.

19. We note that in most of the analyses performed by Banc of America Securities, selected ecommerce and content companies were utilized in arriving at implied equity ownership percentages. Explain why both ecommerce and content companies - as opposed to just ecommerce companies or just content companies - were utilized in analyzing the pro forma equity ownership percentage of BabyUniverse.

20. In the Discounted Cash Flow Analyses, please tell us the basis for the selection of the 10.0x to 12.0x terminal value multiple ranges and the 15%/15.75% to 17%/17,75% discount rate and please explain why Banc of America Securities believes that these ranges are the most appropriate indicators.

21. On page 70, please disclose how much of the $1.5 million fee is contingent upon completion of the merger.

Interests of BabyUniverse's Executive Officers and Directors in the Merger, page 70

22. In your discussion of the Employment Agreements of BabyUniverse, we note that you refer readers to page 115 of the proxy statement/prospectus. Please revise this discussion to quantify the amounts that will be received by those officers that will be impacted by the change of control as a result of the merger, as we note that the chart on page 116 simply provides a narrative of the terms of each of the Employment Agreements.

The Merger Agreement, page 79

23. We note your disclosure that the "merger agreement is not intended to provide any other factual information about BabyUniverse, eToys Direct or Merger Sub." Please revise to remove any potential implication that the referenced merger agreement, or any description of its terms, does not constitute public disclosure under the federal securities laws.

Representations and Warranties, page 82

24. We note your disclosure that "[i]nformation concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in BabyUniverse's public disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading. Please confirm your understanding in this regard.

BabyUniverse Proposal No. 2, page 97

25. We note that you disclose that you completed two private placements prior to filing your proxy-prospectus on Form S-4. We further note your indication on page v that a portion of the cash proceeds has not yet been received by you with respect to the most recent private placement. Please provide us with your analysis with respect to the potential for the integration of the private placements and your merger transaction, including a discussion of any relevant staff interpretations. In doing so, please discuss the investors' obligation to purchase the securities in the most recent private placement and the conditions that are not within the control of the investors. Please also file the securities purchase agreements entered into in both private placements as an exhibit to the registration statement. Please refer to Black Box Incorporated (June 26, 1990), Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992), and our five factor test as articulated in Securities Act Release No. 4552 (Nov. 6, 1962). We may have further comment.

BabyUniverse Security Ownership by Certain Beneficial Owners, page 100

26. Please revise the table to reflect the number of shares, if different, and percentage of shares that will be held by these shareholders after the merger is consummated. This comment also applies to the table that appears under eToys Direct Security Ownership by Certain Beneficial Owners.

Unaudited Pro Forma Condensed Combined Financial Statements, page105

27. We note your disclosure in the second paragraph on page 105 that "the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in these unaudited pro forma condensed financial statements." While pro forma financial statements are "as if" presentations that involve estimates, assumptions and uncertainties affecting the pro forma presentation, the possible consequences when they are resolved should be highlighted and quantified in a discussion and sensitivity analysis. Accordingly, please summarize the specific reasons the pro forma financial statements may differ from the actual assumptions used at closing. In this regard, you should provide a sensitivity analysis here relating the uncertain estimates.

28. Please revise your pro forma combined statement of operations to include the latest interim period for each entity.

29. Please expand footnote (c) to clarify in your disclosure the valuation method and approach you intend to use to determine the fair value of the tangible and intangible assets being acquired. Please provide the assumptions used to determine the estimated fair values of the BabyUniverse assets and your basis for the allocation. Provide us with a more detailed explanation as to why you believe the fair values at closing will vary significantly from the pro forma amounts. Please also disclose the amount of the purchase price allocated to goodwill and the amount allocated to each intangible asset. Tell us what was your consideration of intangible assets such as supplier relationships and customer based intangibles. If you anticipate that you will record significant amounts of intangible assets with indefinite useful lives, tell us what those intangible assets represent and why the indefinite lives are appropriate. We may have further comment upon review of your response. Refer to paragraph 37 of SFAS 141.

30. Please provide us with support for your calculation of the amounts that comprise the pro forma adjustment to additional paid-in-capital of $93,456,621. Explain to us the conversion ratio used and how you computed the number of shares of common stock issued to eToys Direct stockholders.

31. We note adjustments (b) and (c) to the pro forma statement of operations. It is not clear to us how these adjustments are directly related to the merger transaction or the private sale of BabyUniverse stock in June 2007. Revise your filing to remove these adjustments.

32. We note adjustment (d) to the statement of operations. It is not clear how you calculated this adjustment. Interest expense at BabyUniverse was $608,913. Interest expense at eToys was $6,049,976, net of something that you do not disclose. Please reconcile the historical and pro forma balances.

33. We note your adjustment (f) to the pro forma statement of operations. Please reconcile in this note the pro forma ending shares outstanding with the historical shares of BabyUniverse as of the balance sheet date.

BabyUniverse Executive Compensation and Other Information, page 111

Compensation Discussion and Analysis, page 111

34. You mention each element of compensation paid to named executive officers, however, it does not appear that you explain how you determine the amount you pay under each element. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation. For example, explain how you determine the amount you pay in the form of discretionary bonuses. As another example, we note that you attempt to set base salaries "that are competitive with similar sized organizations…" If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

Employment Agreements, page 115

35. Please revise this discussion as it relates to potential payments upon termination or change-in-control to quantify the estimated payments and benefits that would be provided in each circumstance, rather than stating "up to one half of annual salary." See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j).

Certain Relationships and Related Transactions, page 126

36. Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Comparative Rights of BabyUniverse Shareholders and eToys Direct Stockholders, page 128

37. We note that you have not yet filed a form of the Second Amended and Restated Articles of Incorporation. Therefore, please advise us as to whether or not any of the provisions of BabyUniverse's articles of incorporation will be revised at the time of the merger or whether the discussion that appears here reflects the current rights available to BabyUniverse shareholders. We may have further comment upon receipt of your response.

38. Also, rather than state that the right under discussion is governed by a particular law, please revise to explain the provisions of the law. For example you state that the amended and restated articles of incorporation and amended bylaws of BabyUniverse "may be amended in any manner otherwise permitted by law." Please revise to state what the law provides so that this discussion conveys sufficient information for shareholders to compare the applicable rights provided under, in this case, Florida and Delaware law.

Information Regarding BabyUniverse Business, page 133

39. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of BabyUniverse, page 143

Results of Operations, page 152

General

40. You disclose the business reasons for significant changes in gross sales and operating expense line items from the preceding year, but do not provide an investor any indication if the change will continue in the future. For instance, your disclosure states that gross sales during the quarter ended March 31, 2007 decreased 8.3% when compared to the preceding year as a result of different trends with respect to DreamtimeBaby.com and Posh Tots.com businesses, and you do not provide any information as to what investors can expect in the future. In this regard, please revise your disclosure to clarify for each significant change if you expect the current business trends in your businesses to continue to impact future periods. Please also quantify the incremental impact of each individual business reason discussed by providing the dollar effect on the overall change in the line item in circumstances where there is more than one business reason that caused the change between periods. See Item 303(a) of Regulation S-X.

Information Regarding eToys Direct's Business, page 160

Our Products, page 161

41. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K.

Selling Shareholders, page 177

42. Please explain to us how you have arrived at the amount of shares beneficially owned before the offering as disclosed in the Selling Shareholder table. Specifically, explain how you have arrived at the 15,205,889 shares held by D.E. Shaw Laminar Portfolios, L.L.C. and how this amount was arrived at based upon the 23,406,657 shares that are expected to be issued in exchange for certain indebtedness; we presume the amount in the table takes into account the common stock, including those shares to be converted from Series A preferred stock, held by D.E. Shaw Laminar Portfolios, L.L.C. and/or its affiliates.

Plan of Distribution, page 179

43. Please revise your disclose to state that the selling shareholders are underwriters, as opposed to "may be" underwriters, pursuant to Rule 145(c).

Report of Independent Registered Public Accounting Firm, page F-2

44. The audit report dated March 31, 2007 by Singer Lewak Greenbaum & Goldstein LLP does not have a proper conformed signature. Please include a properly signed audit report with your next amendment. Please also confirm to us that you have on file a manually signed audit report dated March 31, 2007. Refer to Rule 2-02(a)(2) of Regulation S-X.

Consolidated Financial Statements – eToys Direct, Inc., page F-48

General

45. Please revise your presentation to include the most recent quarterly financial statements and comparable interim period that would have been filed on Form 10-Q had eToys Direct, Inc. been subject to the Exchange Act.

Consolidated Balance Sheets, page F-50

46. We note that the preferred stock is redeemable at the option of the holder in the future. Revise your balance sheet to present the preferred stock amount outside of permanent equity. See EITF Topic D-98.

47. We note that you present accounts receivable, net. Disclose the allowance for doubtful accounts or the item that is netted against the amount and explain your disclosures on page F-54 concerning concentrations of risk.

Consolidated Statements of Operations, page F-51

48. Reconcile for us interest expense of $6 million and the amount disclosed as paid for interest expense on page F-51 and F-61.

49. Revise to present income available to common stockholders.

Undertakings, II-2

50. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K and Item 22(b) of Form S-4.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Accountant, at (202) 551-3241 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian A. Sullivan, Esq.
        Sullivan & Triggs, LLP